November 15, 2010

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	iGATE Corporation

Registration Statement on Form S-3

Filed October 20, 2010

File No. 333-170042

Dear Mr. Houseal:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 8, 2010, with respect to the above-referenced Registration Statement on Form S-3 initially filed with the Commission on October 20, 2010 (the “Registration Statement”). Simultaneously with this letter, iGATE Corporation (“iGATE”) is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Staff’s comments are set forth below in bold and numbered to correspond to the numbered comments in the Staff’s letter. iGATE’s responses follow each of the Staff’s comments.

Incorporation of Certain Information by Reference, page 34

1.	SEC COMMENT: Please incorporate by reference your current report on Form 8-K filed on February 24, 2010. See Item 12(a) of Form S-3.

RESPONSE: The February 24, 2010 Form 8-K was filed solely to update iGATE’s audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and certain sections of its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to reflect the retrospective adoption of Financial Statement Accounting Standards Board

Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51 (“FAS 160”). The consolidated financial statements and other relevant sections included in iGATE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”), which was subsequently filed on February 25, 2010, were also retrospectively adjusted to reflect the adoption of FAS 160. Accordingly, it is iGATE’s view that the February 24, 2010 Form 8-K need not be incorporated by reference because the Registration Statement incorporates by reference the 2009 Form 10-K. If the Staff continues to believe that the February 24, 2010 Form 8-K must be incorporated by reference into the Registration Statement, then iGATE will revise the Registration Statement in accordance with the Staff’s request.

Legality Opinion, Exhibit 5.1

6.	SEC COMMENT: Please revise your legality opinion to opine on the laws of the state governing your Senior and Subordinated Indentures (i.e., New York).

RESPONSE: A revised legal opinion has been filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

In connection with the above responses, iGATE acknowledges that:

•	iGATE is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	iGATE may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact our outside counsel James J. Barnes at (412) 288-7164.

Sincerely,

/s/ Sujit Sircar
Sujit Sircar Chief Financial Officer

cc:	Ryan Houseal